

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 15, 2015

Patrick Dunda, President
Frontier Digital Media Group, Inc.
537 Pitkin Way
Castle Rock, Colorado, 80104

      Re: Frontier Digital Media Group, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 23, 2015
           File No. 333-205571

Dear Mr. Dunda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2015 letter.

Risk Factors, page 5

1.   We note your response to prior comment 4. However, it appears that you should partially restore the risk factor on page 10 of your prior filing. Specifically, your disclosure should alert investors to the fact that, consistent with your disclosure on page 29, your management will only be devoting 30 hours per week to this business.

Certain Relationships and Related Transactions, page 32

2.   We reissue prior comment 6 in part, insofar as you have not named each of the related parties to whom you provided services nor disclosed for each transaction the facts that give rise to the relationship.

Please contact, Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Andrew I. Telsey, Esq.
        Andrew I. Telsey, P.C.